UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ____________

Commission File Number 1-7564

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOW JONES 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOW JONES & COMPANY, INC.
200 LIBERTY STREET, NEW YORK, NEW YORK 10281

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee appointed by the Board of Directors of Dow Jones & Company, Inc., as administrator of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DOW JONES 401(k) SAVINGS PLAN

Date:	June 28, 2006	By:	/s/ Thomas W. McGuirl
Thomas W. McGuirl
Chairman , ERISA Plan Committee
Dow Jones & Company, Inc.

Dow Jones

401(k) Savings Plan

December 31, 2005 and 2004

*

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Dow Jones 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Dow Jones 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

New York, New York

June 27, 2006

Dow Jones

401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004

Assets
Investment in the Master Trust	$919,079,722	$888,692,216
Participant loans	13,166,300	13,342,134
Total investments	932,246,022	902,034,350

Receivables
Employer's contribution	522,598	506,606
Participants' contributions	660,017	601,014
Total receivables	1,182,615	1,107,620

Net assets available for benefits	$933,428,637	$903,141,970

The accompanying notes are an integral part of these financial statements.

Dow Jones

401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

December 31, 2005

Investment income
Investment gain from the Master Trust	$60,073,697
Interest income from participant loans	736,311
Total investment income, net	60,810,008

Additions to net assets attributed to
Contributions to the Plan
By the employer	17,000,412
By participants	22,277,241
Total contributions	39,277,653

Rollovers	2,538,796
Total additions	102,626,457

Deductions from net assets attributed to
Benefits paid to participants	(71,248,775)
Loan defaults	(1,059,300)
Administrative expenses	(31,715)
Total deductions	(72,339,790)
Net increase	30,286,667

Net assets available for plan benefits
Beginning of the year	903,141,970
End of the year	$933,428,637

The accompanying notes are an integral part of these financial statements.

Dow Jones

401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.

Description of Plan

The following description provides only general information of the Dow Jones 401(k) Savings Plan (the “Plan”).  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, and covers eligible employees of Dow Jones & Company Inc. and certain of its subsidiaries and affiliates (“Dow Jones” or the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Eligible employees are enrolled in the Plan on January 1st or July 1st after completing six months of service.

Contributions

The Plan provides eligible employees with (1) a fixed company contribution equal to 3% of covered compensation up to $210,000 (the compensation limit set by the IRS), (2) the opportunity to make employee pre-tax savings contributions of up to 10% and effective July 1, 2002, 40% of covered compensation (subject to IRS limitations), and (3) a 100% company match on those employee contributions up to the first 2% of covered compensation (subject to IRS limitations).

Investment Options

All contributions are participant directed.  The Plan provides for a number of investment options.  During 2005, the Plan offered 26 mutual funds in addition to the Dow Jones Stock Fund and the Dow Jones Investment Contract Fund.

Vesting

Participants are fully vested in the amount credited to their accounts at all times.

Loan Fund

Plan participants who are active employees can borrow from their individual Plan accounts excluding their voluntary after-tax contributions amount.  The minimum amount a participant can borrow is $1,000 and the maximum is the lesser of $50,000 (reduced by the highest outstanding loan balance during the previous 12 months) or 50% of the total value of the participant’s Plan accounts, including voluntary after-tax contributions account, but reduced by any prior outstanding loan balances on the date of the loan.

The participant’s note held by the Loan Fund is pledged as collateral for the loan.  Loan terms range from one to five years or up to ten years for the purchase of a principal residence.  Loans bear interest at rates comparable to lending institution rates.  The interest rate on loans granted during 2005 ranged from 6.5% to 8.5%.  The interest rate on loans granted during 2004 ranged from 5.0% to 6.5%.  Interest rates on participant loans are determined by the Program Committee of the Dow Jones Retirement Program based on the prevailing prime rate.

Dow Jones

401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Payment of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Upon termination of employment due to death, retirement or other reasons, a participant or his or her beneficiary is entitled to receive the value of the funds allocated to the participant’s account, in one of the following forms of payment:  single distribution, partial payment distributions, quarterly or annual installments, or through annuity contract with an insurance company.

A participant may also elect the date on which any distribution shall commence, provided such date shall be no later than December 31 of the year the participant attains age 70-1/2.  A participant electing quarterly or annual installments also may elect periodic partial single payment distributions.  Inactive participants do not participate in subsequent allocations of employer contributions.

Loan Defaults

Loan defaults are recorded as taxable participant distributions at the time of cancellation.

Administrative Expenses

Trustee fees of the Plan are paid by the Plan.  All other administrative fees are paid by the Company.

Master Trust

The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Dow Jones Money Purchase Retirement Plan in the Dow Jones Profit Sharing Retirement Plan Trust (the “Master Trust”).  The plans do not own specific Master Trust assets but rather maintain beneficial interests in such assets.  A portion of the Master Trust investment assets and the Master Trust investment activity are allocable to each plan based upon each Plan’s net assets in relation to the total Master Trust net assets.  Allocations are performed on a daily basis.  Participant loans and related interest income represent specific loans of participants under the respective Plan.

2.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, except for benefit payments, which are recorded when paid.

Investment Valuation and Income Recognition

The investments are held by the Plan’s trustee, Fidelity Management Trust Company (“Fidelity”).  The following policy applies to these investments and any related income earned.

Dow Jones

401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

The investment funds are valued at the net asset value as reported by the fund managers.  Fair values of the underlying investments are based upon the latest published market quotations, where available.  The common shares of the Company are valued at their fair value on December 31, 2005 and 2004, as determined by their quoted market prices.  Fair values of investments not having an established market are determined by the fund managers by reference to quoted market values and other financial data pertaining to investments of a similar nature, quality, and yield as determined by the fund managers. Investments in benefit – responsive contracts with financial institutions are valued at contract value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents, within investment income/loss in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments and interest and dividends.  Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.  Interest and dividends consists of interest earned on the investment contract fund and dividends earned on the various investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes there in.  Actual results could differ from those estimates.

3.

Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research Co., an affiliate of Fidelity.  Fidelity is the trustee as defined by the Plan and, therefore, investments in these mutual funds qualify as party-in-interest transactions.  Trustee fees paid by the Plan amounted to $31,715 for the year ended December 31, 2005.

4.

Concentrations of Credit Risk

Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with financial institutions.  These investment contracts typically are uncollateralized contractual obligations under which the issuer agrees to pay a specific rate of interest for a fixed period of time and to repay principal at maturity.  The investment contract fund seeks to place its contracts with high-credit quality institutions, limiting the amount of credit exposure to any one financial institution.

Dow Jones

401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

5.

Risk and Uncertainties

The Plan provides for various investment options in investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

6.

Contracts with Insurance Company and Banks

The Master Trust contains a fund invested in Guaranteed Investment Contracts (“GICS”) with various banks and an insurance company, which are managed by Fidelity Management Trust Company.  The contracts are included in the financial statements at contract value because they are fully benefit - responsive, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There were no contract value reserves established for credit risk of the contract issuers or otherwise as of December 31, 2005 and 2004.  The fair value of the Master Trust’s investment in contracts was $292,561,384 and $305,915,929 as of December 31, 2005 and 2004, respectively.  The average yield was approximately 4.55% and 4.89% for 2005 and 2004, respectively.  The crediting interest rate was approximately 4.33% and 4.60% as of December 31, 2005 and 2004, respectively.  The crediting interest rate is based on a formula agreed upon with the issuers.  Such rates are reviewed on a quarterly basis for resetting.

7.

Plan Termination

Although the Plan sponsor has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA.

8.

Federal Income Taxes

The Internal Revenue Service (“IRS”) has issued a determination letter dated July 16, 2002, indicating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the Plan is not subject to tax under Section 501(a) of the IRC.  The Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan’s sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.

Interest in Master Trust

The Plan had approximately an 87.9% and a 90.0% interest in the net assets of the Master Trust at December 31, 2005 and 2004, respectively.

Dow Jones

401(k) Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

The net assets of the Master Trust were as follows:

	2005	2004
Investments at fair value
Cash	$3,509,311	$3,572,896
Mutual Funds	662,130,569	600,461,438
Company Common Stock	2,674,237	2,858,864
Money Market Funds	84,432,975	82,312,247
Participant loans	13,448,173	13,533,876

Guaranteed investment contracts carried at contract value
Guaranteed investment contracts	294,518,059	299,696,366
	$1,060,713,324	$1,002,435,687

The net investment income of the Master Trust for the year ended December 31, 2005 was as follows:

Investment results
Investment income
Interest and dividends	$36,919,544
Interest income from participant loans	750,937
Net appreciation in mutual funds	32,629,061
Net depreciation in company common stock	(410,091)
Net investment income	$69,889,451